UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number

000-19711

THE SPECTRANETICS CORPORATION

(Exact name of registrant as specified in its charter)

9965 Federal Drive

Colorado Springs, CO 80921

Telephone: (719) 447-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

2.625% Convertible Senior Notes due 2034

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

2.625% Convertible Senior Notes due 2034: 52

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 21, 2017

THE SPECTRANETICS CORPORATION

By:	/s/ Joseph E. Innamorati
	Name:	Joseph E. Innamorati
	Title:	Vice President and Secretary